Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO

FIXED CHARGES AND RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

	Nine Months Ended September 30,	Fiscal Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Loss from operations	(89,773)	(75,846)	(33,950)	(15,890)	(10,311)	(2,057)
add: Fixed charges (see below)	254	173	58	53	32	1

Pre-tax loss from continuing operations plus fixed charges	(89,519)	(75,673)	(33,892)	(15,837)	(10,279)	(2,056)
Fixed charges:
Interest expense on indebtedness	—	—	—	—	—	—
Interest expense on portion of rent expense representative of interest	254	173	58	53	32	1

Total fixed charges	254	173	58	53	32	1

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	(89,773)	(75,846)	(33,950)	(15,890)	(10,311)	(2,057)

$ in thousands